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May 19, 2009	71097.00006

VIA EDGAR

Mr. Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Six Flags, Inc.
Tender Offer Statement on Schedule TO (File No. 005-33593) filed on May 6, 2009

Dear Mr. Hindin:

On behalf of our client, Six Flags, Inc. (the “Company”), we are transmitting herewith for filing via EDGAR, this letter in response to the comment of the Staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Tender Offer Statement on Schedule TO filed on May 6, 2009 (the “Schedule TO”), conveyed in an oral comment to Keith Pisani, of this Firm on May 7, 2009.  For your convenience, the Staff’s comment is reproduced below in its entirety in italics, and the response thereto is set forth below the Staff’s comment.

1.             Please provide the Staff with the Company’s analysis as to why the purchase of the notes is not a “going private transaction” subject to Rule 13e-3, particularly subparagraph (a)(3)(ii)(A) of Rule 13e-3.

The Company supplementally confirms to the Staff that it has considered the applicability of Rule 13e-3 (“Rule 13e-3”) of the Securities Exchange Act of 1934, as amended, in connection with the filing of the Schedule TO and the exchange offer (the “Offer”) for the Company’s 4.50% Convertible Senior Notes due 2014 (the “Notes”) and does not believe that the Offer is subject to Rule 13e-3.  Specifically, Rule 13e-3(g)(2) of the Exchange Act exempts from the provisions of Rule 13e-3, any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security provided that (i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction, (ii) such equity security is registered pursuant to

Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and (iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.   Rule 13e-3(g)(2)(i) further provides that the requirement in clause (i) of the preceding sentence is deemed to be satisfied if unaffiliated security holders are offered common stock.  Holders of the Notes will only receive shares of the Company’s common stock in the Offer.  The Company’s common stock is currently registered pursuant to Section 12 of the Exchange Act and the common stock to be issued to holders of Notes in the Offer will continue to be so registered.  The Company’s common stock traded on the NYSE under the symbol “SIX” through April 17, 2009, when it was delisted, and is not currently listed on a national securities exchange.  The Company’s common stock has traded in the over-the-counter market and has been quoted on the OTCBB since April 20, 2009 and the common stock to be issued to holders of Notes in the Offer is expected to continue to be so traded and quoted.  The Notes are not currently listed on a national securities exchange.  As a result of the foregoing, the Offer is exempt from Rule 13e-3 pursuant to Rule 13e-3(g)(2).

*              *              *

The Company looks forward to resolving the Staff’s comments as expeditiously as possible.  If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6311 or my partner, William F. Schwitter at (212) 318-6400.

Sincerely,

/s/ Scott R. Saks

Scott R. Saks

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	James Coughlin, Esq.
General Counsel, Six Flags, Inc.

William F. Schwitter, Esq.
Paul, Hastings, Janofsky & Walker LLP

Michele Cohen, Esq.
Paul, Hastings, Janofsky & Walker LLP